
03056412

0-33001
AR/S


RECD S.E.C.
APR 1 7 2003
1086

P.E.
12-31-02

natus®

PROCESSED
APR 2 1 2003
THOMSON
FINANCIAL

Natus Medical Incorporated

Annual Report – 2002

Our Profile: Natus Medical Incorporated
Solutions for Newborn Care

Natus Medical develops, manufactures and markets easy-to-use medical products for the detection and management of common disorders afflicting newborn babies. Early detection of many medical conditions can provide significant benefits, including reduced testing costs, eliminating unnecessary hospital readmissions and reducing total healthcare expenditures. Furthermore, early detection facilitates early intervention, which frequently leads to vastly improved clinical outcomes.

We are a market leader in newborn hearing screening through our ALGO® family of products. In 2002 we began to manufacture and sell the neoBLUE™ LED Phototherapy device for the treatment of neonatal jaundice. Natus also manufactures and distributes MiniMuffs® Neonatal Noise Attenuators and the CO-Stat® End Tidal Breath Analyzer.

We sell and support our products domestically through direct field sales representatives and clinical consultants. Our products are distributed by wholly owned subsidiaries in Japan and in the United Kingdom, and are made available through third-party distributors in approximately 20 additional countries.

ALGO Newborn Hearing Screener

Our ALGO Newborn Hearing Screener product line uses our AABR® technology to enable simple, non-invasive and accurate screening for one of the most common chronic disorders among newborns: hearing impairment. Our ALGO screener delivers soft sound stimuli to a newborn's ears and analyzes the resulting brain wave responses to produce a "Pass" or "Refer" result. The procedure can be performed within hours of birth, is automated to reduce human error and does not require a trained audiologist to operate the equipment. The ALGO screener meets the American Academy of Pediatrics guidelines for low refer rates and high sensitivity and specificity for detecting newborn hearing loss.

If a hearing problem is detected and addressed while the child is very young, studies show that language ability can be dramatically improved. Given the high cost in the United States of profound newborn hearing impairment owing to increased educational costs, lower lifetime income and higher unemployment, 37 states have mandated newborn hearing screening tests. Similarly, several countries have adopted or are currently determining whether to adopt requirements to universally screen newborns for hearing impairment.

Impact of late detection of hearing impairment on 3-year-old child


Vocabulary Size (words)
1000
800
600
400
200
0
Normal Hearing
Birth
6 Months
2 Years
Age at detection of hearing impairment

Marion Downs National Center for Infant Hearing, 1997

neoBLUE LED Phototherapy light

Our neoBLUE™ LED Phototherapy device, introduced in October 2002, is a freestanding phototherapy device with a blue LED light source for the treatment of newborn jaundice. Because our neoBLUE LED phototherapy device emits less infrared radiation and ultraviolet light than other phototherapy devices, the risk of skin damage and fluid loss to newborns is reduced.

Since the light output from LEDs is more stable than halogen or fluorescent lights, there is no need for frequent bulb replacement and its associated costs. The use of blue LEDs may result in a more rapid reduction in bilirubin levels and thus shorter treatment periods. Phototherapy is recognized as the standard of care for treating severe newborn jaundice.

CO-Stat End Tidal Breath Analyzer

The CO-Stat End Tidal Breath Analyzer measures a baby's exhaled carbon monoxide to accurately assess the rate of hemolysis. The American Academy of Pediatrics Committee on Fetus and Newborn estimates that approximately 60% of the 4 million babies born each year in the U.S. become jaundiced. A fraction of these newborns will develop severe jaundice. In a 1996 study we commissioned, the Churchill Madison Group estimated that the annual inpatient cost of treating newborn jaundice was approximately $1.3 billion. Studies show that jaundice accounts for 60% of newborn hospital readmissions.

Trademarks

Natus®; 70-40®; ALGO®; ALGO 1e®; ALGO-1 Plus®; ALGO 2®; ALGO2e™; ALGO DataBook®; CO-Stat®; Dri-Prep®; Ear Couplers®; Flexicoupler™; Jelly Button®; Jelly Tab™; MiniMuffs®; Duracoupler™; AABR®; ALGO 3™; and neoBLUE™ are our trademarks. Other service marks, trademarks and trade names referred to in this report are the property of their respective owners.

Safe Harbor

This report contains "forward-looking statements" about the expectations, beliefs, plans, intentions, future operations, future results, opportunities, financial condition and prospects and strategies of Natus. These statements include, among other things, statements concerning our expectations, beliefs, plans, intentions, future operations, financial condition and prospects, and business strategies. The words "may," "will," "continue," "estimate," "project," "intend," "believe," "expect," "anticipate," and other similar expressions generally identify forward-looking statements. The ability of Natus to achieve its planned objectives involves many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based on information available to Natus as of the date of this report. Natus assumes no obligations to update any of these statements and these statements are not guarantees of Natus. The actual results could differ materially from our current expectations. The forward-looking statements and Natus' financial and other results are subject to a number of risks and uncertainties that make estimation of the results extremely uncertain, including but not limited to: effectiveness of our products; adoption of universal newborn hearing screening; international markets as a growth opportunity; strategies for growth; our position in the market in Japan; our CO-Stat analyzer as a platform technology; continuation of research relating to our CO-Stat products; our neoBLUE LED phototherapy device allowing us to leverage our sales channel and expected revenues from our neoBLUE LED phototherapy device; growth of our business and control of our cost structure; opportunities in states coming into compliance; the addition of distributors in the international market; future reductions in operating expenses; investigation of acquisition opportunities; expansion in neonatal medical market; leveraging of our sales and distribution channels; achieving profitability; growth of revenues; additional business opportunities. Investors should carefully review the information contained under the caption "Risk Factors," discussed in Natus' annual report on Form 10-K for the year ended December 31, 2002, which was filed with the Securities and Exchange Commission in March 2003, and portions of which are included with this report. You are encouraged to read this information carefully.

Letter to Stockholders:

To Our Stockholders:

First, let me thank you for your investment and assure you of my, and this senior management team's commitment to growing Natus Medical Inc.

This year, in the face of challenging conditions in all markets we serve, Natus Medical was successful in maintaining our domestic leadership position in newborn hearing screening, in broadening our international reach and in launching a new product. Late in the year, we implemented a cost-reduction initiative in an effort to align expenses with revenue expectations. These initiatives together with our growth strategies have assisted us in our efforts to reach profitability. We continue our work to leverage our expertise in the "delivery to discharge" market.

Our Recent Financial Performance

Our 2002 revenues totaled $27.0 million, slightly below 2001 revenues, with the bulk of our sales coming from our ALGO® Newborn Hearing Screening equipment and supplies. For the first two quarters of 2002, our revenues fell below those of the comparable prior-year quarters. However, we reported progressively higher revenues on a sequential-quarter basis during the year and exited 2002 with our highest quarterly revenues ever.

Domestic equipment and supply sales for 2002 decreased from the prior year as the U.S. market for newborn hearing screening continued to draw closer to what might reasonably be called full penetration. At year-end 2002, 37 states and the District of Columbia had newborn hearing screening mandates in place. Revenues from international markets, which we believe represent our greatest immediate growth opportunity, remained flat at approximately 17% of total 2002 revenues, unchanged from 17% in 2001. Our hardware sales remained relatively flat during the year and supply sales represented 68.7% of full-year sales. At the end of 2002, our cumulative installed base of ALGO units net of trade-ins stood at 2,892 in the United States, up 274 units during the year, and were 1,463 internationally, an increase of 189 units.

During the third quarter of 2002 we implemented an operating cost reduction plan to more closely align expenses with the current and foreseeable economic environment. These steps included an approximate 14% reduction in headcount and controls on costs associated with outside consultants and other expenses. We also streamlined our operations by combining our research and development and our engineering divisions.

By the end of last year, we were already realizing the initial benefit of these actions. For example, we reduced fourth quarter payroll and benefits by $600,000, compared with the third quarter, which marked a 10% reduction in total operating expenses in a single quarter. A $450,000 inventory write-off relating to our CO-Stat analyzer and other items taken during the quarter, however, largely masked our cost reductions. Although these charges impacted our bottom line as we reported a loss for 2002 of $7.5 million, we believe that they represent the proper course of action.

Our 2002 Achievements and Milestones

Our domestic strategy centers on providing high quality, high value products and value-added services to over 2,000 existing customers as well as to our approximately 1,800 potential U.S. customers. This strategy also involves contracting with group purchasing organizations (GPOs) and large birthing hospitals for our ALGO screening equipment and supplies. In 2002, we signed agreements with several GPOs representing a large number of births in the United States annually.

Our strategy for growth in the international market is to continue expanding sales and distribution in developed countries. During 2002, we successfully completed several international agreements, adding distributors in France, Germany, Italy, Austria, Sweden, Canada and Hong Kong, among other countries.

Turning to the CO-Stat analyzer, since this product's launch in early 2001 we have spent considerable time and money promoting its acceptance. However, we have not achieved the commercial success that we had anticipated. During the third quarter of last year, we began to reduce marketing and sales expenses associated with the CO-Stat analyzer to more accurately reflect our sales expectations for this product. We continue to believe that our CO-Stat technology represents a platform technology, and we are moving forward with clinical research for additional applications, most notably its use for the detection of medical conditions leading to pre-term delivery. We expect to continue to support clinical research in the field of newborn jaundice management and for additional clinical applications.

We are enthusiastic about our newest offering, the neoBLUE LED phototherapy device for the treatment of newborn jaundice. We believe our neoBLUE phototherapy device represents a clinical improvement over the current standard of care and offers features that make it superior to other phototherapy offerings on the market. Early customer feedback has been encouraging, as many healthcare professionals have expressed an interest in learning more about our product advantages. We introduced our neoBLUE phototherapy device at the American Academy of Pediatrics National Conference and Exhibition in October, and displayed it at MEDICA, the world's largest medical trade conference, held last November in Germany.

I am proud to report that our neoBLUE phototherapy device was our first simultaneous global product launch. While we note that our neoBLUE phototherapy device is expected to make minimal contributions to revenues in the current year, it allows us to leverage our sales channel both by providing an opportunity to sell an additional product to our current customer base, as well as providing an opportunity to open the door to new customers.

Last year, our first full year after the Company's IPO, we made major strides in assembling a first rate, experienced team to lead Natus. We are very pleased that Ken Ludlum, who brings more than 20 years of financial and strategic experience, has joined our Board of Directors. New members of our management team include 20-year finance veteran Glenn Bauer, who assumed the position of chief financial officer, and William (Bill) Mince, who joined us as vice president of operations. Bill has 30 years experience in operations, product development and manufacturing, much of this in the medical device industry.

We also broadened our management team by adding two very experienced professionals to newly created positions. We named George Ryan as our vice president, business development. George brings us more than 30 years of business development experience, much of it in the medical device industry, including developing intellectual property and marketing relationships with domestic and international firms. We also welcomed Mark Foster as vice president and general counsel, who joined us after working with our Company as outside counsel for more than five years.

Among our more recent endeavors, we completed a revamp of our website, which is now more functional for all audiences. Clinicians and parents have better access to educational information, and customers can place orders online. Our new website also incorporates a Company intranet for better and faster employee communication, as well as a private network that provides immediate access for our distributors around the world. We invite you to visit our website at www.natus.com.

Our Commitment to Achieve Profitability

As a company and senior management team, we are committed to and focused on growing our business while controlling our cost structure. We also plan to add new distributors in international markets; a strategy that we believe has proven its value during the past several quarters. Furthermore, while we have made progress in controlling costs, we expect additional reductions in operating expenses as the full impact of our programs come into place over the next several quarters.

We also continue to investigate acquisition opportunities that will expand our presence in the neonatal medical market which will allow us to take advantage of our strong domestic and developing international marketing channels. I note that Natus was founded on a market opportunity – the largely untapped neonatal medical market. Our plan is to leverage our sales and distribution channels in support of both domestic and international growth opportunities.

With diligent cost management and future growth opportunities, we feel that we can achieve our goal of reaching profitability during 2003. We also believe our strategy is well suited to growing revenues as we look for additional business opportunities in our market. Importantly, we have the financial resources in place to capitalize on the right opportunities.

On behalf of the Natus Medical board of directors and my colleagues, I thank you for your continued support.



Tim C. Johnson
President and CEO
March 2003

Board of Directors

William New, Jr., M.D., Ph.D.
Chairman of the Board
Natus Medical Incorporated

Tim C. Johnson
Chief Executive Officer, President and Chief Operating Officer
Natus Medical Incorporated

James J. Bochnowski
General Partner
Delphi Ventures

Ken Ludlum
President
Ludlum & Company

William M. Moore
Partner
Alpine Partners

David Nierenberg
President
Nierenberg Investment Management Company, Inc.

Messrs. Bochnowski, Ludlum, Moore and Nierenberg served as members of the Audit Committee.
Messrs. Bochnowski, Moore and Nierenberg served as members of the Compensation Committee.
Messrs. Bochnowski, Moore and Nierenberg served as members of the Nominating and Governance Committee.

Officers & Senior Management

Tim C. Johnson
Chief Executive Officer, President and Chief Operating Officer

Glenn A. Bauer
Chief Financial Officer

D. Christopher Chung, M.D.
Vice President, Medical Affairs

Bryan P. Flaherty, Ph.D.
Vice President, Research and Development

Mark E. Foster
Vice President, General Counsel and Secretary

William L. Mince
Vice President, Operations

George R. Ryan
Vice President, Business Development

Kenneth M. Traverso
Vice President, Worldwide Sales

Corporate Headquarters

1501 Industrial Road
San Carlos, CA 94070-4111
Phone: (650) 802-0400
Fax: (650) 802-0401
Web site: www.natus.com

Corporate Counsel

Wilson Sonsini Goodrich & Rosati
Professional Corporation
Palo Alto, CA

Independent Auditors

Deloitte & Touche, LLP
San Francisco, CA

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
Phone: (781) 575-3120

Annual Meeting

The Annual Meeting of Stockholders of Natus Medical Incorporated will be held on May 15, 2003 at 9:00 a.m. local time at the Company's headquarters located at 1501 Industrial Road, San Carlos, CA 94070.

Annual Report on Form 10-K and Proxy Statement

Copies of the Company's Annual Report on Form 10-K and Proxy Statement as filed with the Securities and Exchange Commission have been delivered along with this Annual Report. Additional copies are available free of charge upon request to Lippert/Heilshorn & Associates, our investor relations consultants.

Common Stock Listing

The common stock of Natus Medical Incorporated trades on the Nasdaq National Market under the symbol BABY.

Investor Relations

Lippert/Heilshorn & Associates
1900 Avenue of the Stars, Suite 2840
Los Angeles, CA 90067
(310) 691-7100